John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

December 20, 2011

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On October 7, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 48 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 49 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement.  The Amendment was filed for the purpose of adding one new series portfolio to the Trust – the Granite Value Fund (“Fund”).

On November 28, 2011, you provided comments to me relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).

The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: The Amendment was not submitted with a transmittal letter. Please make sure all future amendments to the Trust’s registration statement are submitted with a transmittal letter.

Response:	The Trust confirms that all future amendments to the Trust’s registration statement will be submitted with a transmittal letter.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
December 20, 2011

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment:
Footnote #1 to the fee table indicates that the Fund has adopted a Rule 12b-1 plan that will not be activated prior to February 28, 2013.  Please make sure that the expense example that follows the fee table reflects the effect of the implementation of the 12b-1 plan for the 3-year expense number.

Response:	The Trust has removed footnote #1 as a determination has been made not to have a Rule 12b-1 plan for the Fund at this time.

2.	Comment:	Please confirm there should be no line item for “acquired fund fees and expenses” (i.e., the fees and expenses in investments in other investment companies will be less than 1 basis point).

Response:	The Trust confirms that any investments by the Fund in other investment companies are estimated to be less than 1 basis point.

3.	Comment:	In footnote 3 to the fee table, please disclose how the expense limitation agreement may be terminated prior to 2013, for example, could it be terminated by the Board of Trustees.

Response:	The Trust has revised the disclosure as you have requested.

4.	Comment:	Please confirm that the expense example for years 2 and 3 include the gross expenses as the expense waiver will expire in 2013.

Response:	The Trust confirms that the expense example for years 2 and 3 include the gross expenses as the expense waiver expires on February 28, 2013.

Fund Summary – Principal Investment Strategy

5.	Comment:	Please disclose whether the Fund may invest in emerging market securities as a principal investment strategy.

Response:	The Trust hereby confirms that the Fund will not invest in the securities of issuers in emerging markets as a principal investment strategy.

6.	Comment:	In the second paragraph, second sentence, please confirm whether investments in depositary receipts are the only means by which the Fund will invest in foreign companies. Please clarify this language.

Response:	The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Risks

7.	Comment:	If emerging market securities are added to the Principal Investment Strategy (as noted in comment #5) please add related risk disclosure to this section.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
December 20, 2011

Response:
The Trust hereby confirms that the Fund will not invest in the securities of issuers in emerging markets as a principal investment strategy.  Accordingly, no risk disclosure regarding emerging markets has been added to the risk disclosure.

8.	Comment:
Please indicate in the “Risks of Convertible Securities” section whether the Fund may invest in such securities if they are rated below investment grade.  If so, please describe the related risks of such investments.

Response:
The investment adviser to the Fund has advised the Trust that the Fund will not invest in convertible securities that are rated below investment grade.  Accordingly, no risk disclosure regarding below investment grade securities has been added to the risks section of the prospectus.

9.	Comment:	Please add “new portfolio manager risk” if the portfolio manager does not have experience in managing mutual funds.

Response:
As per our discussion when you were providing us comments, one of the portfolio managers (Scott B. Schermerhorn) has experience managing mutual funds and, as such, the “new portfolio manager risk” disclosure has not been added.

Appendix – Adviser’s Prior Performance

10.	Comment:
Please revise the first sentence to indicate that the investment objectives, policies and strategies of the discretionary advisory accounts represented are substantially similar to those that will be utilized by the Fund.

Response:
The Trust has revised the disclosure in this section to indicate that the investment objectives, policies and strategies of the discretionary advisory accounts are substantially similar to those that will be utilized by the Fund.

11.	Comment:	The heading of the table states “annualized returns.” Please advise in your correspondence letter that this is the same as “average annual total returns.”

Response:
The Trust hereby advises that the term “annualized returns” as used in the table is different than “average annual total returns.” The Trust has added disclosure to the “Appendix – Adviser’s Prior Performance” to describe the difference between the calculation methodologies.

12.	Comment:	The table notes an inception date of 12/31/94 while footnote 3 states that the composite was created in 1992. Please explain the discrepancy in these dates.

Response:           The Trust has clarified the disclosure.

13.         Comment:           There is an asterisk after the heading “Composite Annualized Returns” that notes“trailing 9/30/2011.”  Please explain this notation.

Response:            The Trust has clarified the disclosure.

14.	Comment:	The disclosure states that the performance was verified. Please identify who provided the verification and ensure that the consent of such entity is included as an exhibit to the filing.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
December 20, 2011

Response:	The Trust has revised the disclosure as you have requested and will include the consent as an exhibit to the registration statement.

15.	Comment:	Please ensure that if the calculation of returns method differs from the SEC method an explanation of the differences is included in the footnotes.

Response:	The Trust has revised the disclosure as you have requested.

16.	Comment:	Footnote 3 states that the composite is comprised of all fully discretionary portfolios in U.S. equities. If the Fund may also invest in foreign securities, why is the composite substantially similar?

Response:	The Adviser considers ADRs to be U.S. equities – clarification to this effect has been added to the disclosure.

17.	Comment:	Please verify that the composite includes all accounts that are substantially similar and does not exclude any accounts or portions of accounts.

Response:           The Adviser has confirmed that the composite includes all accounts managed by it that are managed utilizing investment objectives, strategies and policies that are substantially similar to those that will be utilized by the Fund.

18.           Comment:         The last paragraph discusses operating expenses.  Please state clearly that if the Fund’sexpenses were included the returns would have been lower.

 Response:           The Trust has revised the disclosure as you have requested.

*                      *                       *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively